EXHIBIT VIII

The EIB completes its 2012 funding program and
welcomes confirmation of its AAA rating by Fitch

The EIB has completed its 2012 funding target of EUR 60 billion. The EIB will remain active in the market during the rest of the year, in order to capitalize on any attractive issuance opportunities in a selective manner.

On September 25, 2012 Fitch Ratings removed the Rating Watch Negative on the EIB’s Long-term Issuer Default Rating (IDR) and affirmed it at ‘AAA’. The Outlook is Negative. Fitch has also affirmed the Short-term IDR at ‘F1+’.